MAR 02 2012

Washington, DC 20549

12025099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/24/12

March 2, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-2-12

Re: Johnson & Johnson
Incoming letter dated February 24, 2012

Dear Ms. Ising:

This is in response to your letter dated February 24, 2012 concerning the shareholder proposal submitted to Johnson & Johnson by David Almasi. On February 23, 2012, we issued our response expressing our informal view that Johnson & Johnson could exclude the proposal from its proxy materials for its upcoming annual meeting under rule 14a-8(i)(11) because the proposal is substantially duplicative of a proposal previously submitted by Walden Asset Management that Johnson & Johnson intended to include in its 2012 proxy materials. You have indicated in your letter dated February 24, 2012 that the Walden Asset Management proposal has been withdrawn and therefore will not be included in Johnson & Johnson's 2012 proxy materials. Accordingly, you have asked us to address the alternative basis for omission presented in your letter dated December 23, 2011.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Senior Special Counsel

cc: David Almasi

FISMA & OMB Memorandum M-07-16

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

Client: 45016-01913

February 24, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Johnson & Johnson*
Shareholder Proposal of David Almasi
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2011 (the "No-Action Request"), we requested on behalf of our client, Johnson & Johnson (the "Company"), that the staff of the Division of Corporation Finance (the "Staff") concur that the Company could exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof relating to a lobbying report received from David Almasi (the "Proponent"). The No-Action Request asserted that the Proposal could be excluded pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's explicit and proper request for that information; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicated another shareholder proposal previously submitted to the Company that the Company intended to include in the Company's 2012 Proxy Materials.

On February 23, 2012, the Staff issued a no-action letter concurring that the Proposal could properly be excluded under Rule 14a-8(i)(11) because the Proposal substantially duplicated a shareholder proposal received in advance of the Proposal from Walden Asset Management (the "Walden Proposal") that the Company intended to include in the Company's 2012 Proxy Materials. The Walden Proposal has been withdrawn and thus will not be included in the Company's 2012 Proxy Materials. Thus, the Company may no longer exclude the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11).

As a result, we respectfully request that, as set forth in the No-Action Request, the Staff concur that the Proposal is excludable from the 2012 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's request for that information. As detailed in the No-Action Request, the Proponent failed to provide proof of ownership from the record holder of Company shares. Specifically, the Proponent did not provide, with his original submission or in response to the Company's timely and proper deficiency notice (the "Deficiency Notice"), a letter from a Depository Trust Company participant confirming either the Proponent's ownership of Company shares or the Proponent's broker's ownership of Company shares, as described in the Deficiency Notice and in Staff Legal Bulletin No. 14F, a copy of which was sent with the Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
David Almasi

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